UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

CIRCOR INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

17273K 10 9

(CUSIP Number)

Walter J. Flowers

Flowers & Manning, LLP

15 Court Square, Suite 340

Boston, MA 02108

(617) 589-0601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box ☐.

(Continued on following pages)

(Page 1 of 11 Pages)

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*

1.	Name of Reporting Persons S.S. OR I.R.S. Identification Nos. of above persons Walter J. Flowers

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,281,490 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power 1,281,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,281,490

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person* IN

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Item 1.	Security and Issuer.

The securities to which this statement relates are the shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 25 Corporate Drive, Suite 130, Burlington, Massachusetts 01803.

Item 2.	Identity and Background.

(a) This statement is being filed by Walter J. Flowers, sometimes referred to herein as the “Reporting Person.”

(b) and (c) Mr. Flowers is a partner in the law firm of Flowers & Manning, LLP and his business address is 15 Court Square, Suite 340, Boston, Massachusetts 02108.

(d) and (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Flowers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person became the sole trustee of revocable trusts for the benefit of George B. Horne and Deborah Horne, respectively, on August 20, 2002. On or about October 7, 2002, (i) 175,200 shares previously held under a revocable trust for the benefit of George B. Horne and (ii) 87,700 shares previously held under a revocable trust for the benefit of Deborah Horne, all of which shares were previously subject to the terms of the 1997 Voting Trust (as defined in Item 6 below), were removed from the trusts specified in (i) and (ii) above for which Timothy P. Horne served as co-trustee (in the case of (i) above) or sole trustee (in the case of (ii) above), and deposited into the revocable trusts for the benefit of George B. Horne and Deborah Horne, respectively, for which Mr. Flowers serves as the sole trustee. Such shares were also withdrawn from the 1997 Voting Trust (as defined in Item 6 below) at this time. The CIRCOR International, Inc. shares held by these trusts for which Mr. Flowers serves as trustee, as well as those shares held by an irrevocable trust for the benefit of Tiffany R. Horne for which Mr. Flowers serves as sole trustee, were acquired by such trusts in a one-for-two pro rata distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares.

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Item 4.	Purpose of Transaction.

The Reporting Person hereto intends continuously to review the trusts’ investment in the issuer and may from time to time acquire or dispose of shares of common stock of the issuer, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting the persons named in Item 5(b) or the common stock of the issuer.

Item 5.	Interest in Securities of Issuer.

Walter J. Flowers

(a) Amount Beneficially Owned.

Walter J. Flowers is the beneficial owner of 1,281,490 shares of common stock of the issuer. This amount includes (i) 622,000 shares held for the benefit of George B. Horne under a revocable trust for which Walter J. Flowers serves as sole trustee, (ii) 605,620 shares held for the benefit of Deborah Horne under a revocable trust for which Walter J. Flowers serves as sole trustee, and (iii) 53,870 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers serves as sole trustee.

Amount Beneficially Owned: 1,281,490

Percentage of Class: 8.4%

Number of shares as to which such person has:

Sole power to vote or to direct the vote: 1,281,490

Shared power to vote or to direct the vote: None

Sole power to dispose or to direct the disposition of: None

Shared power to dispose or to direct the disposition of: 1,281,490

(b) The Reporting Person has shared power to dispose or to direct the disposition of 1,281,490 shares. The power is shared with the following persons:

(1)	a) George B. Horne

b)	The residence address of George B. Horne is 112 Mill Road, North Hampton, New Hampshire 03862.

c)	Mr. Horne is retired.

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d)	During the last 5 years, George B. Horne has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

e)	George B. Horne is a United States citizen.

(2)	a) Deborah Horne

b)	The business address of Deborah Horne is HCR #73, Rte 1 Box 113, Twisp, Washington 98856

c)	Deborah Horne operates a ranch.

d)	During the last 5 years, Deborah Horne has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

e)	Deborah Horne is a United States citizen.

(c) The following transactions involving the common stock of the issuer beneficially owned by the Reporting Persons were effected during the past sixty days as described below:

On April 28, 2003, a revocable trust for the benefit of George B. Horne sold 25,000 shares of the common stock of the issuer at a price of $15.25 per share through an open market broker’s transaction under the Registration Statement on Form S-3 filed by the issuer (Reg. No. 333-85912) (the “Registration Statement”).

On April 28, 2003, a revocable trust for the benefit of Deborah Horne sold 25,000 shares of the common stock of the issuer at a price of $15.25 per share through an open market broker’s transaction under the Registration Statement.

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On May 19, 2003, an irrevocable trust for the benefit of Tiffany R. Horne sold 4,000 shares of the common stock of the issuer at a price of $17.80 per share through an open market broker’s transaction under the Registration Statement.

On May 29, 2003, an irrevocable trust for the benefit of Tiffany R. Horne sold 1,400 shares of the common stock of the issuer at a price of $17.80 per share through an open market broker’s transaction under the Registration Statement.

On May 30, 2003, an irrevocable trust for the benefit of Tiffany R. Horne sold 12,300 shares of the common stock of the issuer at a price of $17.80 per share through an open market broker’s transaction under the Registration Statement.

On June 2, 2003, an irrevocable trust for the benefit of Tiffany R. Horne sold 5,400 shares of the common stock of the issuer at a price of $17.86 per share through an open market broker’s transaction under the Registration Statement.

On June 3, 2003, an irrevocable trust for the benefit of Tiffany R. Horne sold 5,100 shares of the common stock of the issuer at a price of $17.80 per share through an open market broker’s transaction under the Registration Statement.

On June 4, 2003, an irrevocable trust for the benefit of Tiffany R. Horne sold 21,800 shares of the common stock of the issuer at a price of $17.80 per share through an open market broker’s transaction under the Registration Statement.

On July 2, 2003, a revocable trust for the benefit of George B. Horne sold 1,400 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 2, 2003, a revocable trust for the benefit of Deborah Horne sold 1,300 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 3, 2003, a revocable trust for the benefit of George B. Horne sold 100 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 3, 2003, a revocable trust for the benefit of Deborah Horne sold 200 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 7, 2003, a revocable trust for the benefit of George B. Horne sold 1,100 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

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On July 7, 2003, a revocable trust for the benefit of Deborah Horne sold 1,200 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 8, 2003, a revocable trust for the benefit of George B. Horne sold 2,200 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 8, 2003, a revocable trust for the benefit of Deborah Horne sold 2,200 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 9, 2003, a revocable trust for the benefit of George B. Horne sold 800 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 9, 2003, a revocable trust for the benefit of Deborah Horne sold 800 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 10, 2003, a revocable trust for the benefit of George B. Horne sold 800 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 10, 2003, a revocable trust for the benefit of Deborah Horne sold 700 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 11, 2003, a revocable trust for the benefit of George B. Horne sold 4,400 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 11, 2003, a revocable trust for the benefit of Deborah Horne sold 4,500 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 14, 2003, a revocable trust for the benefit of George B. Horne sold 1,400 shares of the common stock of the issuer at a price of $18.29 per share through an open market broker’s transaction under the Registration Statement.

On July 14, 2003, a revocable trust for the benefit of Deborah Horne sold 1,300 shares of the common stock of the issuer at a price of $18.29 per share through an open market broker’s transaction under the Registration Statement.

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On July 24, 2003, a revocable trust for the benefit of George B. Horne sold 1,500 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 24, 2003, a revocable trust for the benefit of Deborah Horne sold 1,600 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 25, 2003, a revocable trust for the benefit of George B. Horne sold 3,000 shares of the common stock of the issuer at a price of $18.27 per share through an open market broker’s transaction under the Registration Statement.

On July 25, 2003, a revocable trust for the benefit of Deborah Horne sold 3,100 shares of the common stock of the issuer at a price of $18.27 per share through an open market broker’s transaction under the Registration Statement.

On July 28, 2003, a revocable trust for the benefit of George B. Horne sold 8,300 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On July 28, 2003, a revocable trust for the benefit of Deborah Horne sold 8,100 shares of the common stock of the issuer at a price of $18.25 per share through an open market broker’s transaction under the Registration Statement.

On March 2, 2004, a revocable trust for the benefit of George B. Horne sold 800 shares of the common stock of the issuer at a price of $24.25 per share through an open market broker’s transaction under the Registration Statement.

On April 19, 2004, a revocable trust for the benefit of George B. Horne sold 8,300 shares of the common stock of the issuer at a price of $24.25 per share through an open market broker’s transaction under the Registration Statement.

On April 21, 2004, a revocable trust for the benefit of George B. Horne sold 6,400 shares of the common stock of the issuer at a price of $24.25 per share through an open market broker’s transaction under the Registration Statement.

(d) Ownership on Behalf of Another Person

Walter J. Flowers

George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 622,000 shares held for the benefit of George B. Horne under a revocable trust for which the Reporting Person serves as sole trustee.

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Deborah Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 605,620 shares held for the benefit of Deborah Horne under a revocable trust for which the Reporting Person serves as sole trustee.

Tiffany R. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 53,870 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which the Reporting Person serves as sole trustee.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Timothy P. Horne serves as sole trustee for the Amended and Restated George B. Horne Voting Trust Agreement — 1997 (the “1997 Voting Trust”). 925,610 shares of common stock held by Timothy P. Horne individually and 11,300 shares of common stock held by a trust for the benefit of Tiffany R. Horne (936,910 shares in the aggregate) are subject to the terms of the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, Timothy P. Horne has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee’s right to authorize the withdrawal of shares from the 1997 Voting Trust. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust shareholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The consent of Timothy P. Horne, as sole trustee of the 1997 Voting Trust, is required for the removal of any shares from the 1997 Voting Trust. None of the shares reported hereunder are subject to the 1997 Voting Trust.

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Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D/A:

Exhibit 9.1	The Amended and Restated George B. Horne Voting Trust Agreement—1997 dated as of September 14, 1999 (incorporated by reference to Exhibit 9.1 to Amendment No. 1 to the CIRCOR International, Inc. Registration Statement on Form 10 as filed with the Securities and Exchange Commission on September 22, 1999 (File No. 000-26961)).

* * *

The percentages above have been determined as of April 30, 2004, based on information set forth in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 filed by the issuer. As of that date, there were 15,336,957 shares of common stock of the issuer outstanding.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2004

/s/ Walter J. Flowers

Walter J. Flowers